SEC 06004638 SSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 8 2006 WASH. D.C. 213

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-66145 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JUNE 27, 2005 (MM/DD/YY) AND ENDING DECEMBER 31, 2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCARSDALE EQUITIES LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 ROCKEFELLER PLAZA SUITE 4250
(No. and Street)

| NEW YORK | NY | 10112 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANCIS A. MLYNARCZYK, JR (212) 433-1375
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANFORD BECKER & CO., PC
(Name – *if individual, state last, first, middle name*)

| 1430 BROADWAY 6TH FLOOR | NEW YORK | NY | 10018 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED JUN 0 2 2006 THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, FRANIS A MLYNARCZYK, JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCARSDALE EQUITIES LLC, as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HEATHER M. SEAL
Notary Public, State of New York
No. 01SE6055767
Qualified in Queens County
Commission Expires March 05, 2007

Notary Public

Signature

Managing Member - CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Reconciliation of audited to unaudited 12/31/05 Focus Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2006
WASH, D.C.
213

SCARSDALE EQUITIES LLC

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
ON PART IIA OF FORM X-17A-5

YEAR ENDED DECEMBER 31, 2005

SCARSDALE EQUITIES LLC

December 31, 2005

CONTENTS

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

RICHARD S. BECKER, C.P.A.
SANFORD E. BECKER, C.P.A.
GEORGE S. GETZ, C.P.A.

SANFORD BECKER, C.P.A. 1922-1994

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE - (212) 921 - 9000
FACSIMILE - (212) 354 - 1822

# REPORT OF INDEPENDENT CERTIFIED PUBLIC ACOUNTANTS

Members
Scarsdale Equities LLC

We have audited the accompanying statement of financial condition of Scarsdale Equities LLC as of December 31, 2005 and the related statements of income, cash flows, changes in stockholders' equity for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scarsdale Equities LLC as of December 31, 2005 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules listed on the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
February 3, 2006

Sanford Becker & Co. PC

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER SCARSDALE EQUITIES LLC | N 3 | 100

### STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) DECEMBER 31, 2005 [99]
SEC FILE NO. 8-66845 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

| | Allowable | | Non-Allowable | | Total | |
|---|---|---|---|---|---|---|
| 1. Cash | $ 610,939 | 200 | | | $ 610,939 | 750 |
| 2. Receivables from brokers or dealers: | | | | | | |
| A. Clearance account | 150,909 | 295 | | | | |
| B. Other | | 300 | $ | 550 | 150,909 | 810 |
| 3. Receivable from non-customers | 651 | 355 | | 600 | 651 | 830 |
| 4. Securities and spot commodities owned at market value: | | | | | | |
| A. Exempted securities | 99,751 | 418 | | | | |
| B. Debt securities | | 419 | | | | |
| C. Options | | 420 | | | | |
| D. Other securities | | 424 | | | | |
| E. Spot commodities | | 430 | | | 99,751 | 850 |
| 5. Securities and/or other investments not readily marketable: | | | | | | |
| A. At cost $ ____ [130] | | | | | | |
| B. At estimated fair value | | 440 | | 610 | | 860 |
| 6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value: | | 460 | | 630 | | 880 |
| A. Exempted securities $ ____ [150] | | | | | | |
| B. Other securities $ ____ [160] | | | | | | |
| 7. Secured demand notes: | | 470 | | 640 | | 890 |
| Market value of collateral: | | | | | | |
| A. Exempted securities $ ____ [170] | | | | | | |
| B. Other securities $ ____ [180] | | | | | | |
| 8. Memberships in exchanges: | | | | | | |
| A. Owned, at market $ ____ [190] | | | | | | |
| B. Owned, at cost | | | | 650 | | |
| C. Contributed for use of the company, at market value | | | | 660 | | 900 |
| 9. Investment in and receivables from affiliates, subsidiaries and associated partnerships | | 480 | | 670 | | 910 |
| 10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization | | 490 | 23,566 | 680 | 23,566 | 920 |
| 11. Other assets | | 535 | 110,142 | 735 | 110,142 | 930 |
| 12. TOTAL ASSETS | $ 862,250 | 540 | $ 133,708 | 740 | $ 995,958 | 940 |

OMIT PENNIES

SEE NOTES TO FINANCIAL STATEMENTS

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER SCARSDALE EQUITIES LLC as of 12/31/05

### STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

### LIABILITIES AND OWNERSHIP EQUITY

| Liabilities | A.I. Liabilities | Non-A.I. Liabilities | Total |
|---|---|---|---|
| 13. Bank loans payable | $ [1045] | $ [1255] ▼13 | $ [1470] |
| 14. Payable to brokers or dealers: | | | |
| A. Clearance account | [1114] | [1315] | [1560] |
| B. Other ▼10 | [1115] | [1305] | [1540] |
| 15. Payable to non-customers | [1155] | [1355] | [1610] |
| 16. *Securities sold not yet purchased,* at market value | | [1360] | [1620] |
| 17. Accounts payable, accrued liabilities, expenses and other | 189,663 [1205] | [1385] | 189,663 [1685] |
| 18. Notes and mortgages payable: | | | |
| A. Unsecured | [1210] | | [1690] |
| B. Secured | [1211] ▼12 | [1390] ▼14 | [1700] |
| 19. E. Liabilities subordinated to claims of general creditors: | | | |
| A. Cash borrowings: | | [1400] | [1710] |
| 1. from outsiders ▼9 $ [970] | | | |
| 2. includes equity subordination (15c3-1(d)) of . . . $ [980] | | | |
| B. Securities borrowings, at market value from outsiders $ [990] | | [1410] | [1720] |
| C. Pursuant to secured demand note collateral agreements | | [1420] | [1730] |
| 1. from outsiders $ [1000] | | | |
| 2. includes equity subordination (15c3-1(d)) of . . . $ [1010] | | | |
| D. Exchange memberships contributed for use of company, at market value | | [1430] | [1740] |
| E. Accounts and other borrowings not qualified for net capital purposes | [1220] | [1440] | [1750] |
| 20. TOTAL LIABILITIES | $ 189,663 [1230] | $ [1450] | $ 189,663 [1760] |

| Ownership Equity | | Total |
|---|---|---|
| 21. *Sole Proprietorship* | | ▼15 $ [1770] |
| 22. Partnership (limited partners) | ▼11 ($ [1020]) | 806,295 [1780] |
| 23. Corporation: | | |
| A. Preferred stock | | [1791] |
| B. Common stock | | [1792] |
| C. Additional paid-in capital | | [1793] |
| D. Retained earnings | | [1794] |
| E. Total | | [1795] |
| F. Less capital stock in treasury | | ▼16 ( ) [1796] |
| 24. TOTAL OWNERSHIP EQUITY | | $ 806,295 [1800] |
| 25. TOTAL LIABILITIES AND OWNERSHIP EQUITY | | $ 995,958 [1810] |

OMIT PENNIES

SEE NOTES TO FINANCIAL STATEMENTS

SCARSDALE EQUITIES LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2005

| | |
|---|---|
| **REVENUE** | |
| Commissions | 1,692,305 |
| Dividends & Interest | 6,044 |
| Other | 78,544 |
| | 1,776,893 |
| **EXPENSES** | |
| Employee Compensation & Related Costs | 210,212 |
| Clearing Fees | 433,009 |
| Communication Expense | 36,044 |
| Occupancy and Equipment Expenses | 104,923 |
| Professional and Consultant Fees | 5,150 |
| Other Operating Expenses | 151,647 |
| | 940,985 |
| NET INCOME (Note 2) | 835,908 |

SEE NOTES TO FINANCIAL STATEMENTS

SCARSDALE EQUITIES LLC
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2005

| | MEMBERS CAPITAL | EARNINGS | TOTALS |
|---|---|---|---|
| BALANCE at January 1, 2005 | - | - | - |
| Member Contributions | 410,000 | | 410,000 |
| Net Earnings (Loss) | | 835,908 | 835,908 |
| Member Distributions | | (439,612) | (439,612) |
| BALANCE at December 31, 2005 | 410,000 | 396,296 | 806,296 |

SEE NOTES TO FINANCIAL STATEMENTS

# SCARSDALE EQUITIES LLC
## STATEMENT OF CASH FLOWS
## YEAR ENDED DECEMBER 31, 2005
## INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

| | | |
|---|---|---|
| Cash Flows from Operating activities: | | |
| Net Income | | $ 835,908 |
| Adjustments to Reconcile Net Income to Net Cash Used by Operating Activities: | | |
| Depreciation | 4,367 | |
| Increase in Accounts Receivable | (151,560) | |
| Increase in Accounts Payable and Accrued Expenses Payable: | 189,663 | |
| Increase in Unrealized Gains | (1,541) | |
| Increase in Other Assets | (110,142) | |
| Total Adjustments | | (69,213) |
| Net Cash Used By Operating Activities | | |
| Cash Flows from Investing Activities: | | |
| Purchase of Equipment | (27,933) | |
| Increase in Securities Owned | (98,211) | (126,144) |
| Cash Flows from Financing Activities: | | |
| Member Capital Contributions | 410,000 | |
| Member Capital Distributions | (439,612) | (29,612) |
| Net Increase in Cash and Cash Eqivalents | | 610,939 |
| Cash and Cash Equivalents at Beginning of Year | | - |
| Cash and Cash Equivalents at End of Year | | $ 610,939 |

3) Net Capital Requirements:

The Company is subject to the uniform net capital rule (Rule 15C3-1) of the Securities and Exchange act of 1934, which requires that corporation to maintain a ratio of aggregate indebtedness to net capital as defined, not exceed 15 to 1. At December 31, 2005 Scarsdale Equities LLC, net capital was $672,587 whereas the required net capital was $100,000. The ratio of aggregate indebtedness to net capital was 28% compared to a maximum amount allowance of 1500%.

The Company solicits and services customer accounts, which are introduced on a fully disclosed basis to Pershing LLC. The Company's principal sources of revenue are commissions earned on customer accounts. The Company does not hold customers' cash and/or securities and is exempt from the provision of SEC Rule 15C3-3 under sub-paragraph K (2)(b).

4) The Company is exempt under Rule 15C3-3 since all customer transactions are cleared through another broker dealer on a fully disclosed basis. We have ascertained that the conditions of this exemption were being complied with as of December 31, 2005 and that no facts came to our attention to indicate that the exemption had not been complied with during this period.

5) The Company is obligated under an operating lease for leased premises beginning June 1, 2005 for $194,208 per annum through October 30, 2009.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER SCARSDALE EQUITIES LLC as of 12/31/05

## COMPUTATION OF NET CAPITAL

| | | | | | |
|---|---|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | | $ 806,295 | 3480 |
| 2. | Deduct ownership equity not allowable for Net Capital | | | 19 ( ) | 3490 |
| 3. | *Total ownership equity qualified for Net Capital* | | | 806,295 | 3500 |
| 4. | Add: | | | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | 3520 |
| | B. Other (deductions) or allowable credits (List) | | | | 3525 |
| 5. | Total capital and allowable subordinated liabilities | | | $ 806,295 | 3530 |
| 6. | Deductions and/or charges: | | | | |
| | A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) | 17 $ 133,708 | 3540 | | |
| | B. Secured demand note delinquency | | 3590 | | |
| | C. Commodity futures contracts and spot commodities – proprietary capital charges | | 3600 | | |
| | D. Other deductions and/or charges | | 3610 | ( 133,708 ) | 3620 |
| 7. | Other additions and/or allowable credits (List) | | | | 3630 |
| 8. | *Net capital before haircuts on securities positions* | | | 20 $ 672,587 | 3640 |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)): | | | | |
| | A. Contractual securities commitments | $ | 3660 | | |
| | B. Subordinated securities borrowings | | 3670 | | |
| | C. Trading and investment securities: | | | | |
| | 1. Exempted securities | 18 | 3735 | | |
| | 2. Debt securities | | 3733 | | |
| | 3. Options | | 3730 | | |
| | 4. Other securities | | 3734 | | |
| | D. Undue Concentration | | 3650 | | |
| | E. Other (List) | | 3736 | ( ) | 3740 |
| 10. | Net Capital | | | $ 672,587 | 3750 |

30

OMIT PENNIES

SEE NOTES TO FINANCIAL STATEMENTS

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER SCARSDALE EQUITIES LLC as of 12/31/05

## COMPUTATION OF NET CAPITAL REQUIREMENT

### Part A

| | | | |
|---|---|---|---|
| 11. Minimum net capital required (6⅔% of line 19) | $ | 12,644 | 3756 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | 100,000 | 3758 |
| 13. Net capital requirement (greater of line 11 or 12) | $ | 100,000 | 3760 |
| 14. Excess net capital (line 10 less 13) | $ | 572,587 | 3770 |
| 15. Excess net capital at 1000% (line 10 less 10% of line 19) [22] | $ | | 3780 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | | |
|---|---|---|---|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition | | | | $ | 189,663 | 3790 |
| 17. Add: | | | | | | |
| A. Drafts for immediate credit [21] | $ | | 3800 | | | |
| B. *Market value of securities borrowed for which no equivalent value* is paid or credited | $ | | 3810 | | | |
| C. Other unrecorded amounts (List) | $ | | 3820 | $ | | 3830 |
| 18. Total aggregate indebtedness | | | | $ | 189,663 | 3840 |
| 19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10) | | | | % | 28% | 3850 |
| 20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | | | % | | 3860 |

## COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

### Part B

| | | | |
|---|---|---|---|
| 21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ | NOT APPLICABLE | 3970 |
| 22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) [23] | $ | | 3880 |
| 23. Net capital requirement (greater of line 21 or 22) | $ | | 3760 |
| 24. Excess capital (line 10 less 23) | $ | | 3910 |
| 25. Net capital in excess of the greater of: | | | |
| A. *5% of combined aggregate debit items or $120,000* | $ | | 3920 |

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SEE NOTES TO FINANCIAL STATEMENTS

SCARSDALE EQUITIES LLC
RECONCILIATION OF COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 TO CORPORATION'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA
FILING DECEMBER 31, 2005

| | |
|---|---|
| Net Capital per computation pursuant to Audited Form X-17A-5 Part IIA Filing | $ 672,587 |
| Adjustments: | |
| Audit adjustments - Accrued Income, salaries and expenses etc., including year end adjustments | - |
| Net Capital per Corporation's unaudited Form X-17a-5 Part IIA filing | $ 672,587 |

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

RICHARD S. BECKER, C.P.A.
SANFORD E. BECKER, C.P.A.
GEORGE S. GETZ, C.P.A.

SANFORD BECKER, C.P.A. 1922-1994

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE - (212) 921 - 9000
FACSIMILE - (212) 354 - 1822

# REPORT ON INTERNAL CONTROL

Members
Scarsdale Equities LLC

In planning and performing our audit of the financial statements and supplemental schedules of Scarsdale Equities LLC for the year ended December 31, 2005, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Scarsdale Equities LLC, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3 (a) (ii) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities account for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve Systems.

The management of the Company is responsible for establishing and maintaining an internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to asses whether those practices and procedures can be expected to achieve the SEC's above –mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitaitons in an internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all mattters in internal control that might be material weaknesses under standards established by American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as difined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such obectives in all material respects indicated a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commision's objectives.

This report is intended solely for the use of management, the Securities Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York,
February 3, 2006

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response...... | 12.00 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING
FEB 28 2006
WASH. D.C. 213 SECTION

# Form X-17A-5 FOCUS REPORT

## (Financial and Operational Combined Uniform Single Report)

## PART IIA [12]

*(Please read instructions before preparing Form.)*

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: SCARSDALE EQUITIES LLC [13]

SEC FILE NO.: 8-66845 [14]

FIRM I.D. NO.: [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

30 ROCKEFELLER PLAZA [20]
(No. and Street)

NEW YORK [21] NY [22] 10112 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 6/27/05 [24]

AND ENDING (MM/DD/YY): 12/31/05 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: FRANCIS A. MLYNARCZYK, JR [30]

(Area Code) — Telephone No.: (212) 433-1375 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: OFFICIAL USE

| | |
|---|---|
| [32] | [33] |
| [34] | [35] |
| [36] | [37] |
| [38] | [39] |

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

**EXECUTION:**
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 21st day of February 2006

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) [signature]
Principal Financial Officer or Partner

3) [signature]
Principal Operations Officer or Partner

**ATTENTION** — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

**Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**